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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                         ALIGN-RITE INTERNATIONAL, INC.
                   -------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                ------------------------------------------------
                         (Title of Class of Securities)


                                   016251 10 0
                   -------------------------------------------
                                 (CUSIP Number)

                               JAMES L. MAC DONALD
                       C/O ALIGN-RITE INTERNATIONAL, INC.
                               2428 ONTARIO STREET
                            BURBANK, CALIFORNIA 91504
                                 (818) 843-7220

                                 with a copy to:

                               J. JAY HERRON, ESQ.
                              O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (949)-760-9600
             -------------------------------------------------------
                     (Name, Address and telephone Number of
             Person Authorized to Receive Notices and Communication)

                               SEPTEMBER 15, 1999
             -------------------------------------------------------
             (Date of Event Which Requires filing of This Statement)

                                   -----------


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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----------------------                                       -------------------
                                      13D
CUSIP NO. 016251 10 0                                         PAGE 2 OF 8 PAGES
----------------------                                       -------------------

================================================================================

1.            NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              James L. Mac Donald
--------------------------------------------------------------------------------

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------

3.            SEC USE ONLY

--------------------------------------------------------------------------------

4.            SOURCE OF FUNDS

              PF and OO
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

6.            CITIZENSHIP OR PLACE OF ORGANIZATION:

              United States
--------------------------------------------------------------------------------

                         7.     SOLE VOTING POWER
       NUMBER OF                         -0- shares

        SHARES           -------------------------------------------------------

     BENEFICIALLY        8.     SHARED VOTING POWER
                                         704,558 shares
       OWNED BY
                         -------------------------------------------------------
         EACH
                         9.     SOLE DISPOSITIVE POWER
       REPORTING                         264,558 shares
                         -------------------------------------------------------
        PERSON
                         10.    SHARED DISPOSITIVE POWER
         WITH                            440,000 shares

--------------------------------------------------------------------------------

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              704,558 shares
--------------------------------------------------------------------------------

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.5 %
--------------------------------------------------------------------------------

14.           TYPE OF REPORTING PERSON

              IN
================================================================================



                                  Page 2 of 8
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----------------------                                       -------------------
                                      13D
CUSIP NO. 016251 10 0                                         PAGE 3 OF 8 PAGES
----------------------                                       -------------------

================================================================================

1.            NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Mac Donald Family Trust
--------------------------------------------------------------------------------

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

3.            SEC USE ONLY

--------------------------------------------------------------------------------

4.            SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION:

              United States
--------------------------------------------------------------------------------

                         7.     SOLE VOTING POWER
       NUMBER OF                         -0-

        SHARES           -------------------------------------------------------

     BENEFICIALLY        8.     SHARED VOTING POWER
                                         440,000 shares
       OWNED BY
                         -------------------------------------------------------
         EACH
                         9.     SOLE DISPOSITIVE POWER
       REPORTING                         440,000 shares
                         -------------------------------------------------------
        PERSON
                         10.    SHARED DISPOSITIVE POWER
         WITH                            -0-

--------------------------------------------------------------------------------

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              440,000 shares
--------------------------------------------------------------------------------

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.1 %
--------------------------------------------------------------------------------

14.           TYPE OF REPORTING PERSON

              OO
================================================================================



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ITEM 1.  SECURITY AND ISSUER:

         This statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Align-Rite International, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2428 Ontario Street, Burbank, California 91504.

ITEM 2.  IDENTITY AND BACKGROUND:

         (a) This Schedule 13D is filed on behalf of James L. Mac Donald, and amends the Schedule 13G filings made by Mr. Mac Donald, and on behalf of James L. Mac Donald and Robin A. Mac Donald, as trustees under the Trust Agreement, dated November 17, 1983, for the Mac Donald Family Trust (the "Trust" and together with Mr. Mac Donald, the "Reporting Person").

         (b) The business address of the Reporting Person is c/o Align-Rite International, Inc., 2428 Ontario Street, Burbank, California 91504.

         (c) Mr. Mac Donald's present principal occupation is Chairman of the Board, President and Chief Executive Officer of Align-Rite International, Inc.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

         (f)   Mr. Mac Donald is a citizen of the United States of America.


ITEM 3.  SOURCE OF FUNDS AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The Trust acquired all of its shares of common stock of the Issuer by transfer from Mr. Mac Donald. Mr. Mac Donald acquired his shares with personal funds and by borrowing approximately $615,000 at the end of July 1999 from Sanwa Bank of California in order to exercise his options to purchase 100,000 shares of Common Stock and to pay taxes that were withheld in connection with such exercise of options. Mr. Mac Donald purchased such 100,000 shares of Common Stock at the end of July 1999.

ITEM 4.  PURPOSE OF TRANSACTION:

         On September 15, 1999, the Issuer, Photronics, Inc., a Connecticut corporation ("Parent"), and AL Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), attached hereto as Exhibit 2 and incorporated herein by reference, where upon consummation of the transactions contemplated therein, the Issuer will become a wholly owned subsidiary of Parent. Concurrently with the execution of the Merger Agreement, Mr. Mac Donald, the Trust and Parent entered into a Voting Agreement (the "JM Voting Agreement"), attached hereto as Exhibit 3 and incorporated herein by reference. As inducement for, and in consideration of, Parent's participation in the Merger Agreement, the Reporting Person agreed to vote its shares in favor of the Merger Agreement. In addition, the Reporting Person granted an irrevocable proxy to certain officers of Parent and appointed such officers as its attorney-in-fact to vote all the shares beneficially owned by it in accordance with the provisions of the JM Voting Agreement.

         The Merger Agreement provides, among other things, for (a) the merger of Merger Sub with and into the Issuer; (b) the continued existence of the Issuer after such merger as the surviving corporation (the "Surviving Corporation"); (c) the conversion of each share of common stock, par value $0.01 per share, of Merger Sub into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation; (d) the cancellation of shares of common stock of the Issuer owned by Parent, Merger Sub or any other subsidiary of Parent; and (e) the conversion of each share of Common Stock of the Issuer outstanding immediately prior to the effective time of the merger (other than shares to be canceled in accordance with the preceding clause (d) and Dissenting Shares (as defined in the Merger Agreement)) into a number of shares of common stock of Parent determined by dividing $23.09 by the average of the daily average per share high and low sales price of one share of common stock of Parent for a 20-day period set forth in the Merger Agreement, subject to certain limitations.

         If the Merger Agreement is consummated as planned, the shares of Common Stock of the Issuer will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and will cease to be listed on the NASDAQ National Market System.

         The Merger Agreement also contains certain arrangements with respect to the charter documents, composition of the Board of Directors and management of the Surviving Corporation.

         Other than as described above and as contemplated by the Merger Agreement and the JM Voting Agreement, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although he reserves the right to develop such).

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ITEM 5.  INTEREST IN SECURITIES OF ISSUER:

               (a) The Trust beneficially owns 440,000 shares of the class of securities identified pursuant to Item 1, equal to approximately 9.1% of the outstanding securities of such class. Mr. Mac Donald beneficially owns 704,558 shares (the "Shares") of the class of securities identified pursuant to Item 1, which amount includes the 440,000 shares owned by the Trust of which Mr. Mac Donald is a trustee. Mr. Mac Donald's 704,558 shares are equal to approximately 14.5% of the outstanding securities of the class of securities identified pursuant to Item 1. Of Mr. Mac Donald's 704,558 shares, 164,558 shares are in the form of options, all of which are currently exercisable.

               (b) Under the terms of the JM Voting Agreement, the Reporting Person has agreed to vote or cause to be voted all the Shares in favor of the transactions provided for or contemplated by the Merger Agreement. Additionally, the Reporting Person has granted an irrevocable proxy to certain officers of Parent to vote its Shares in favor of any of the transactions contemplated by the Merger Agreement. Accordingly, the Reporting Person with respect to matters relating to the transactions contemplated by the Merger Agreement may be deemed to have acquired shared voting and dispositive power with respect to the Shares.

               (c) The information provided in Item 3 above is herein incorporated by reference. During the last 60 days Mr. Mac Donald exercised options to purchase 100,000 shares of Common Stock of the Issuer, as described in Item 3 above. Mr. Mac Donald currently owns these shares. Other than the transaction described in this paragraph
         (c) of Item 5 and the transactions described in Item 4 above, the Reporting Person has not effected any transactions for the securities identified in this Item 5.

               (d) The information provided in Item 4 is herein incorporated by reference. Other than with respect to the agreements and transactions described in Item 4 above, no person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities identified in this Item 5.

               (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         The information provided in Items 3, 4 and 5 is incorporated herein by reference. The descriptions herein of the Merger Agreement and the JM Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits.

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ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:

         1. Joint Filing Agreement, dated as of September 25, 1999, by and between James L. Mac Donald and James L. Mac Donald and Robin A. Mac Donald, as trustees under the Trust Agreement, dated November 17, 1983, for the Mac Donald Family Trust.

         2. Agreement and Plan of Merger, dated as of September 15, 1999, among Photronics, Inc., a Connecticut corporation, AL Acquisition Corp., a California corporation and Align-Rite International, Inc., a California corporation.

         3. Voting Agreement, dated as of September 15, 1999, by and between James L. Mac Donald, James L. Mac Donald and Robin A. Mac Donald, as trustees under the Trust Agreement, dated November 17, 1983, for the Mac Donald Family Trust, and Photronics, Inc., a Connecticut corporation.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        September 24, 1999


                                        /s/ James L. Mac Donald
                                        ----------------------------------------
                                        James L. Mac Donald


                                        /s/ James L. Mac Donald, Jr.
                                        ----------------------------------------
                                        James L. Mac Donald, Jr., as trustee
                                        under the Trust Agreement, dated
                                        November 17, 1983, for The Mac Donald
                                        Family Trust


                                        /s/ Robin A. Mac Donald
                                        ----------------------------------------
                                        Robin A. Mac Donald, as trustee under
                                        the Trust Agreement, dated November 17,
                                        1983, for The Mac Donald Family Trust



                                  Page 8 of 8
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                                  EXHIBIT INDEX

Exhibit
Number                  Description
------                  -----------

   1.           Joint Filing Agreement

   2.           Agreement and Plan of Merger

   3.           Voting Agreement